

April 13, 2023

David B. Kaplan
Chief Executive Officer and Co-Chairman
Ares Acquisition Corp II
c/o Ares Management LLC
245 Park Avenue, 44th Floor
New York, NY 10167

> **Re: Ares Acquisition Corp II**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 7, 2023**
> **File No. 333-270951**

Dear David B. Kaplan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 6, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed April 7, 2023

General

1. We note the revisions made in response to comment 1. However, we continue to note reference to releasing the funds earlier than completion of the initial business combination on page 128. Please revise to remove or respond to the concerns raised in the prior comment 1. We also note the trust agreement filed as Exhibit 10.1 and the Trust Account Termination Letter attached as Exhibit A. In particular we note the representation that "on the Business Combination Consummation Commencement Date (i) counsel for the Company shall deliver to you written notification that the Company has commenced the procedures to consummate the Business Combination, or the Business Combination will

be consummated substantially concurrently with your transfer of funds to the accounts as directed by the Company." Please revise the agreement consistent with the revisions made to the prospectus or address the concerns raised in the prior comment 1.

Risk Factors, page 41

2.   We note your response to comment 3 and the revised disclosure and we reissue the comment in part. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions. Describe the risks of the excise tax applying to redemptions in connection with de-SPACs, depending on the structure of the de-SPAC transaction. Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Tamar Donikyan